FINANCIAL INSTITUTIONS, INC.

220 Liberty Street

Warsaw, New York 14569

December 2, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Financial Institutions, Inc.
Registration Statement on Form S-3 (Registration No. 333-283475)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Financial Institutions, Inc., a New York corporation (the “Company”), hereby requests that the Company’s above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m., Eastern Time, on December 4, 2024, or as soon thereafter as is practicable.

Very truly yours,

/s/ Samuel J. Burruano Jr.

Samuel J. Burruano Jr.

Executive Vice President, Chief Legal

Officer and Corporate Secretary

(Duly Authorized Representative)